SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             SUN RIVER ENERGY, INC.
        ----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   86686U 10 3
        -----------------------------------------------------------------
                                 (CUSIP Number)

                               LPC INVESTMENT, LLC
                              Kevin Paul, Manager
                               200 S. Wilcox, #154
                              Castle Rock, CO 80104

                                 (303) 908-4829
        -----------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 27, 2007
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [_]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
                                 SCHEDULE 13D

- ------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      LPC Investment, LLC (beneficially owned by Kevin Paul)
- ------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) [X]

      (b) [_]
- ------------------------------------------------------------------
3     SEC USE ONLY
- ------------------------------------------------------------------
4     SOURCE OF FUNDS

     PF
- ------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                         [_]
- ------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado
- ------------------------------------------------------------------

                  7     SOLE VOTING POWER

                        2,221,200
                        ----------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            0
  OWNED BY              ----------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               2,221,200
    WITH                ----------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0


- ------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

      LPC Investment, LLC     2,200,000
      (Beneficially owned by Kevin Paul)
 Kevin Paul as custodian for a minor - 21,200
- ------------------------------------------------------------------
12    CHECK THIS BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                               [_]
- ------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       16%

- ------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      LPC Investment, LLC (beneficially owned by Kevin Paul)
      Kevin Paul
- ------------------------------------------------------------------

                                 SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER



------------------------------------------------------------------------------

ITEM 2. IDENTITY AND BACKGROUND

     LPC Investment LLC is beneficially owned by Kevin Paul manager. Mr. Paul is an independent real estate investor/developer. Mr. Paul is a US Citizen living at 200 S. Wilcox, #154, Castle Rock, Colorado 80104. Mr. Paul has not been subject of any civil, administrative, injunctive, or enforcement action in the past 5 years, and has not never been convicted of a criminal offence (excluding
traffic                                 laws).                                 -
------------------------------------------------------------------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     PF

- ------------------------------------------------------------------------------

ITEM 4. PURPOSE OF TRANSACTION



This transaction was a private purchase from issuer of 2,200,000 shares of restricted common stock.

Mr. Paul had separately purchased 21,200 shares in the Open Market.

Other than the transaction for which this report is filed, Reporting Person has no further plans which relate to or would result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Form 13d.


- ------------------------------------------------------------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of the filing of this Schedule, Reporting Persons are deemed to beneficially own 2,221,200 shares of Common Stock of the Company, as follows; LPC Investment, LLC (beneficially Kevin Paul).

         Aggregate number of options owned:           0
         Percent of outstanding options owned:        0%

     (b) Sole Power of voting for Reporting Person:   2,221,200

     (c) Transactions in securities in the past       2,221,200,000 shares
                                                      acquired April 2007
         60 days for Reporting Persons:

     (d) No other person is known to have power to direct receipt of dividends from, or proceeds from sale of such securities.

     (e) Not applicable.
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                                     Page 4

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer.

--------------------------------------------------------------------------------

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS


     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief, we certify that the information as set forth in this statement is true, complete and correct.

Dated: May 31, 2007


                                                  LPC Investment, LLC

                                                  /s/Kevin Paul
                                                  ----------------------
                                                  Kevin Paul, Manager



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).









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